March 2, 2026

Levi Jacobson
Chief Executive Officer
C2 Blockchain, Inc.
12818 SW 8th St Unit #2008
Miami, FL 33184

        Re: C2 Blockchain, Inc.
            Post-Qualification Amendment to Offering Statement on Form 1-A Filed February 12, 2026
            File No. 024-12295
Dear Levi Jacobson:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-
3758 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets